Exhibit 99.1

Trina Solar Announces Changes to Board of Directors

Changzhou, China — Jan. 9 — Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic (PV) products from the production of ingots, wafers and cells to the assembly of PV modules, today announced that Mr. Junfeng Li, an independent director, has resigned from the Company’s board of directors effective January 4, 2012.

Mr. Junfeng Li, who was appointed an independent director in November 2007, will focus on his recent appointment by the National Development and Reform Commission as Director of the National Research Center for Climate Strategies.

“On behalf of the Company and board, we would like to thank Mr. Li for his valuable contributions and dedicated service during the last four years,” said Jifan Gao, Chairman and CEO of Trina Solar. “Mr. Li has strongly supported the Company and we wish him every success in the future.”

“It has been my pleasure and honor to serve as Trina Solar’s independent director during the last four years, during which time the company has achieved increasing levels of success and recognition” added Mr. Junfeng Li. “I wish to thank both the company’s executive management team and board of directors for this rewarding opportunity.”

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + 86.519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Vice President, Investor Relations	Michael Fuchs
Phone: + 86.138.6118.3779 (Global)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com